MARCUS J. WILLIAMS

Direct (206) 628-7710

mwilliams@dwt.com

December 20, 2004

VIA FACSIMILE

(202) 942-9527

Division of Corporation Finance

Securities and Exchange Commission

Attn: Messeret Nega

Attorney-Advisor

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	IMPCO Technologies, Inc. (Registration Statement No. 33-120029)

Dear Ms. Nega:

We are in receipt of a copy of your letter dated December 15, 2004 to Robert M. Stemmler regarding the above referenced registration statement of IMPCO Technologies, Inc. (the “Company”) and the other filings referred to in your letter. Concurrently with our submission of this letter, the Company is transmitting to you proposed changes to the Company’s above referenced registration statement (the “Proposed S-3 Changes”).

Set forth below are your comments (numbered to correspond to your comment letter) followed by our response on behalf of the Company.

Form S-3

Prospectus Cover Page

1.	We reissue prior comment 5 in part. Please revise the cover page to better explain the nature of the underwriting arrangements. For example, you should disclose the date on which the offering will end, any minimum purchase requirements, and any escrow arrangements you have made, and if you have not made arrangements on

Messeret Nega

December 20, 2004

these preceding issues, you need to disclose that fact, and the impact that might have on investors. Refer to Item 508(b)(8)(iii) of Regulation S-K and revise the description of underwriting on the cover page accordingly.

The Company has revised the Proposed S-3 Changes to disclose additional information required pursuant to Item 501(b)(8)(iii) of Regulation S-K. However, the Company would like to remind you that at this time, the Company has not entered into an underwriting arrangement in connection with the equity offering required to be completed as a condition to the closing of the proposed acquisition of BRC, S.r.l. Further, the Company does not currently have any firm plans for offerings of the approximately $45 million of shelf capacity that would remain should the Company proceed with the $15 million offering upon which the BRC acquisition is conditioned.

As such, the Company does not have the requisite knowledge to provide disclosure of the nature of underwriting arrangements. Further, the Company is of the view that it is not market practice to disclose in a Registration Statement on Form S-3 that the registrant has not entered into any underwriting arrangements at the time of filing and questions whether such disclosure would provide meaningful information to potential investors. In addition, the Company wishes to reiterate that the registration statement does not pertain to an “at the market offering” as that term is defined in Rule 415(a)(4)(iv) promulgated under the Securities Act of 1933, as amended.

2.	Furthermore, please clarify your statement that you will “set forth the use of the net proceeds in the accompanying prospectus supplement” because you include a discussion of the use of proceeds in this document. Do you mean you will update the use of proceeds in the applicable prospectus supplements? If that is the case, please revise to clarify that you include an estimate of you use of proceeds in this document, but that you will update that discussion in subsequent filings (prospectus supplements and/or post effective amendments) as necessary.

The Company has revised the Prospectus Cover Page in the Proposed S-3 Changes to disclose the information requested above.

Risk Factors, page 2

3.	Please briefly describe the safeguards adopted by the company pursuant to Section 144 of the Delaware General Corporation Law.

The Company has revised the Risk Factor “One or more IMPCO shareholders may claim that the purchase of the BRC founders’ interest represents a violation of our board of directors’ fiduciary

Messeret Nega

December 20, 2004

duties to shareholders” in the Proposed S-3 Changes to describe the safeguards adopted by the Company pursuant to Section 144 of the Delaware General Corporation Law.

Risks Related to the BRC Acquisition, page 14

4.	Please consider including an additional risk factor to address what will happen if you do not raise enough money in this offering to meet the requirements of the BRC acquisition agreement; namely the requirement that you pay $15 million to buy the company and for related expenses, and the requirement that you pay an as-yet undisclosed amount of money to pay down the debt relating the securities purchase agreement with Bison.

The Company has revised the Risk Factor “Because of the closing conditions in the purchase agreement and the possibility that IMPCO or either of the BRC founders may terminate the purchase agreement in specific instances, there can be no assurance when or if the acquisition will be completed” in the Proposed S-3 Changes to indicate the effects on the Company should the Company fail to raise enough funds to meet the requirements of the BRC acquisition agreement.

Use of Proceeds, page 17

5.	Please clarify your response to comment 12. We note your statement that the BRC acquisition agreement requires you to complete an equity financing with net proceeds of at least $15 million. Therefore, please tell us, with a view towards disclosure, whether that agreement effectively acts as a minimum offering amount. If you do not raise enough money to complete the BRC acquisition, will the money raised instead go to generally corporate purposes? Please revise to clarify as appropriate.

The Company has revised the Use of Proceeds in the Proposed S-3 Changes to disclose the Company’s anticipation with respect to the equity financing of at least $15 million that is required pursuant to the BRC acquisition agreement.

6.	Furthermore, please quantify and disclose the related requirement from the BRC acquisition agreement that IMPCO must have discharged all debt and related obligations it has from the securities purchase agreement with Bison. Exactly how much money from the offering is required to go toward that amount? What will happen if you do not raise enough money in the offering to pay down this debt? Revise as necessary to clarify these issues. The Company expects to use the portion of the proceeds

The Company has revised the Use of Proceeds in the Proposed S-3 Changes to reflect the Company’s anticipation with respect to the discharge of all debt and related obligations arising pursuant to the securities purchase agreement with Bison. The Company expects to use the

Messeret Nega

December 20, 2004

portion of the proceeds not used to make the $10.0 million payment to the BRC founders or to pay the costs associated with that acquisition or this offering to be used to retire the Bison debt or to reduce the outstanding principal balance of the MTM loan; however, because of the uncertainty as to the terms and conditions of the MTM loan, we believe any attempt further to describe this anticipated use of proceeds would prove more confusing than beneficial to investors.

7.	Also, please quantify in the use of proceeds section the total maximum amount of money you can raise in this offering, and quantify the specific maximum amount that may be available for general corporate purposes, after you pay the $15 million towards the BRC acquisition, and retire all debt and other obligations relating to the securities purchase agreement with Bison.

The Company has revised the Use of Proceeds in the Proposed S-3 Changes to reflect the Company’s intention to use the entire $45 million in net proceeds that are in excess of the initial $15 million agreement for general corporate purposes.

Plan of Distribution

8.	We reissue prior comment 14 in part. You state in your supplemental response that you will name the underwriters for any underwritten offering in a prospectus supplement; however, our comment requested that you would file a post-effective amendment to identify presently unidentified underwriters that you may use later in this offering. Please refer to your obligations under Item 512(a)(1)(iii) of Regulation S-K and revise your response accordingly.

As stated in our response to Comment 1, the registration statement does not pertain to an “at the market offering”, and the requirement to name the underwriter(s) in the prospectus which is part of the registration statement contained in Rule 415(a)(4)(iv) should not be applicable. The Company confirms that it will name the underwriter(s) for any underwritten offering in a prospectus supplement. However, the Company does not believe that it has been the Staff’s position in recent years that the naming of underwriters constitutes “material information with respect to the plan of distribution” necessitating the filing of a post-effective amendment. First, the Company believes that the requirement to file a post-effective amendment to reflect the addition or deletion of a managing underwriter that had been contained in Item 512(a)(1)(iii) of Regulation S-K was deleted in 1982, as announced in SEC Release No. 33-6423. Further, Telephone Interpretation H.75 of the July 1997 Manual of Publicly Available Telephone Interpretations states that it is permissible for the registrant to name the underwriter in a prospectus supplement and to file the underwriting agreement under the cover of a Form 8-K where a shelf registration statement is filed on Form S-3 and the plan of distribution includes underwritings on a firm commitment basis; provided that it is not an equity offering “at the market”. The Company is aware of the fact that the Telephone Interpretations are intended to be helpful and are not binding on the Staff, but believes that current market practice is to name the

Messeret Nega

December 20, 2004

underwriters in the prospectus supplement without the necessity of filing a post-effective amendment.

Form 10-K

9.	We note your disclosure of page 9 of the S-3, under the risk factor “we are dependent on certain key customers . . .” that a substantial portion of your business relies upon key customers, representing 58% of your revenues. Therefore, please confirm that in future periodic filings, you will consider your obligations under Item 101(1)(c)(vii) of Regulation S-K to discuss your dependence upon such key customers.

The Company confirms that it shall consider its obligations under Item 101(1)(c)(vii) of Regulation S-K in all of its future periodic filings.

Form 10-Q for the Quarters ended March 31, June 30, and September 30, 2004

10.	We note your response to prior comment 22, but are still unsure why you have included a reference to a section (d) in Item 2 of Part II. Please clarify and confirm that you will revise future filings, if appropriate.

The Company confirms that it will revise all future Quarterly Reports on Form 10-Q to reflect that fact that there is no longer a section (d) in Item 2 of Part II.

***

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 628-7710 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours, Davis Wright Tremaine LLP

/s/ MARCUS J. WILLIAMS
Marcus J. Williams